UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION             *          CERTIFICATE
ENTERGY ENTERPRISES, INC.       *          PURSUANT TO RULE 24
                                *
File No. 70-7851                *
File No. 70-8002                *
File No. 70-8010                *
File No. 70-8105                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


     Pursuant to Rule 24 promulgated by the Securities and

Exchange Commission (SEC) under the Public Utility Holding

Company Act of 1935, as amended (Act), modified by the

application(s) - declaration(s), as amended, in the above

referenced files and the related orders dated July 25, 1991,

December 14, 1992(2), December 28, 1992, July 8, 1993, and June

30, 1995, respectively, this is to certify that the following transactions were carried out during the three (3) months ended

September 30, 1997 by Entergy Enterprises, Inc. (Enterprises)

pursuant to the authorization of the SEC.



Programs Authorized

     Pursuant to the Orders, Enterprises is authorized to (a)

conduct preliminary development activities with respect to

various investment opportunities for the Entergy System,  (b)

market to non-associates the System's expertise and capabilities in energy-related areas, including the expertise of Entergy

Power, Inc. (EPI) gained from its bulk power business, (c) market to non-associates intellectual property developed by System

companies, (d) provide various consulting, management,

administrative and support services to associate companies,

excluding certain associate companies (Excluded Companies<FN1>), (e)

provide directly, or indirectly through one or more special

purpose subsidiary companies of Entergy Corporation (Entergy) or

Enterprises (O&M Subsidiaries), various operations and

maintenance services to non-associate or associate companies, and

(f) develop and field test telecommunications systems for

advanced energy management and other utility applications.

     During the quarter, Enterprises participated in the

following:

I.   Preliminary Development Activities

     During the quarter, Enterprises has been engaged in

preliminary development activities relating to investigating sites, research, contract drafting and negotiations, acquiring options or rights, partnership selection and other activities necessary to identify and analyze investment opportunities for

Entergy. These development activities include domestic and

international opportunities.

     During the quarter, Enterprises expended $129,533 for

preliminary development activities associated with potential investments that would qualify as "exempt wholesale generators"

under Section 32(a) of the Act.  In addition, Enterprises

recorded $8,109,397 for preliminary development activities

associated with potential investments that would qualify as

"foreign utility companies" under Section 33 of the Act.

Enterprises also expended $1,663,046 for preliminary development activities associated with potential investments that would

qualify as "nonutility business."  Finally, Enterprises recorded an expenditure of $1,818,457 for preliminary development

activities associated with potential investments in other

domestic energy related businesses.

II.  Management Services Provided to Associate Companies

     Enterprises provided certain management and support services to its associate companies, EPI, Entergy Power Marketing Corp.,

Entergy Power Edesur Holding Ltd., Entergy S.A., Entergy

Integrated Solutions, Inc. (EIS), Entergy Technology Holding

Company (ETHC), Entergy Technology Company (ETC), Entergy Power

Development Corporation, Entergy Power Development International

Corporation, Entergy Pakistan, Ltd., EP Edegel, Inc., Entergy

Power CBA Holding Ltd., Entergy Operations Services Inc., Entergy

Power Operations Corp., Entergy Richmond Power Corporation,

Entergy Power International Holdings Corporation and Entergy

Nuclear, Inc. (ENI).   Enterprises charged these companies for

direct costs incurred plus an indirect loading based upon current month Enterprises administrative charges.  In regard to EPI

($336,575), these services included marketing of EPI capacity and energy to other utilities at wholesale, preparation of contracts and regulatory filings, oversight of plant operations and

maintenance by plant operators, and procurement of transmission services.  In regard to Entergy Power Marketing Corp.($2,398,993)

these services included marketing of energy to utilities at

wholesale, preparation of contracts and regulatory filings and procurement of transmission services.  In regard to EIS

($641,338), Entergy Power Edesur Holding Ltd. ($135,617), ETHC

($1,128,913), Entergy Technology Company ($1,111,954) Entergy

Power Development Corp. ($10,010,373), Entergy Power Development

International Corp. ($2,605,832), Entergy Pakistan Ltd. ($6,886),

EP Edegel, Inc. ($504,111), Entergy Power CBA Holding Ltd.

($6,493), Entergy Operations Services Inc. ($24,292), Entergy

Power Operations Corp. ($1,625,386), Entergy Richmond Power Corp.

($5,980), Entergy Power International Holdings Corp. ($40,172)

and Entergy Nuclear, Inc. ($238,518), these services were related to management oversight and project development.

III.  Consulting Activities with Non-Associate Companies

     Enterprises, under contract with Louisiana Hydroelectric

Ltd. Partnership, continues to provide an array of technical services/support for a hydro electric transmission line project.

Certain Entergy Services, Inc. personnel are providing the

services.  The Louisiana Hydroelectric Ltd. Partnership was

charged $11,722 for services rendered during this quarter.



IV.  Development and Field Testing of CCLM/AFS

     As previously reported, Enterprises concluded  its

CCLM testing program and does not intend to resume testing

of CCLM dedicated systems in the foreseeable future.

However, consistent with Enterprises' authorization to

engage in preliminary development activities,  Enterprises

continues to investigate other utility and energy related

applications of communications technologies, including

automated meter reading, power outage reporting and consumer accessible information such as real-time meter information

and bill estimation systems.   Amounts expended by

Enterprises in connection with such preliminary development

activities are reported as "nonutility business" related

expenses under Item "1" above.

V.   Formation and Capitalization of O&M Subsidiaries

     During the quarter, no amounts were expended to form or

capitalize any O&M Subsidiaries pursuant to the Commission's order dated September 30, 1995.

VI.  Nature and Extent of O&M Services Provided.

     During the quarter, Enterprises' wholly owned subsidiary,

Entergy Nuclear, Inc. (ENI), provided nuclear management services to Maine Yankee Atomic Power Company.  On August 6, 1997, the

board of directors of Maine Yankee announced the permanent

closure of the nuclear plant based on economic concerns and

uncertainty about the operation of the plant.  ENI continued to provide management services under its short-term contract to prepare for decommissioning.  ENI was paid a fixed monthly fee for providing these services and was reimbursed its actual

expenses for labor and related charges at cost for the services provided. The total amounts billed for services in the third quarter were $2,008,311 consisting of a market based fee and reimbursable expenses.  A new contract was signed on November 6,

1997 to extend the agreement to provide management services for initial decommissioning activities through September 30, 1998.

     In addition, during the quarter, Enterprises' wholly owned subsidiary, Entergy Operations Services, Inc. (EOSI), provided professional advice and technical expertise to the City of Austin

(the City) concerning the management and operation of certain coal generating units (at the Fayette Power Project) and nuclear power generating units (at the South Texas Project) that are partially owned by the City.  Such services principally involved review and evaluation of the performance of the subject power plants to assist the City in performing oversight with respect to its ownership interest.  Total revenue received for services rendered by EOSI to the City during this period were $15,510.

This amount was billed at market prices.



     Also during the quarter, EOSI entered into a contract to

provide professional advice and technical expertise to Global

Utility Institute for the evaluation of Entergy's "Best in Class"

technologies and analysis of transferability to ESKOM, a South

African utility.  Such services principally involved the review of Entergy's "Best in Class" initiatives at White Bluff coal plant and how they could be transferred to the coal plants that

ESKOM owns and operates in South Africa.  Services billed in the third quarter were $8,481.  Services were billed at market

prices.

     During the quarter, $1,020,525 was billed to Liberty Power by Entergy Power Operations Pakistan, LDC for providing technical expertise and construction oversight services; such charges to

Liberty Power are market based.  Additionally, $48,000 was billed to National Power Supply Co., Ltd. by Entergy Power Operations

Corporation for providing technical expertise and construction oversight services; such charges to National Power Supply Co.,

Ltd. are market based.

     Entergy and Enterprises represent that no Excepted Company has subsidized the operations of Enterprises or any O&M

Subsidiary, and that the rendering of O&M Services by O&M

Subsidiaries is in compliance with the applicable rules,

regulations and orders of the Commission and has not adversely affected the services provided by any Excepted Company to its customers.

VII.      Financing, Amortization and Financial Statements

     During the three months ended September 30, 1997:

     A.  Enterprises incurred amortization expenses relating to the organization of EIS in the amount of $6,307.

     B.  Enterprises' unaudited unconsolidated Balance Sheet and unconsolidated Income Statement for the nine month period ended

September 30, 1997 are included as Exhibit 1.

     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed on this 14th day of November,

1997.



ENTERGY CORPORATION





By: /s/ William J. Regan
     William J. Regan
     Vice President & Treasurer


ENTERGY ENTERPRISES, INC.




By:  /s/ Stephen Refsell
     Stephen Refsell
     Asst. Secretary
_______________________________
<FN1>  The Excluded Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and
       any other subsidiaries that Entergy may create whose
       activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.